PO Box 55
Ipsley House
Ipsley Church Lane
Redditch
Worcestershire B98 0TL
England
T +44 (0)1527 517715
F +44 (0)1527 517700

RECEIVED
2007 OCT 26 A 10:

07027568

SUPPL

PROCESSED
OCT 30 2007
THOMSON
FINANCIAL

23 October 2007

US Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

Mailstop: Room 3628
Attention: Rule 12g3-2(b) Exemptions

New GKN

Dear Sir/Madam

Rule 12g3-2(b) Exemption – Application for Amendment
Issuer Exemption Number: 82-5204

Following the amendment approved by the SEC in June 2007, GKN plc, a company listed on the London Stock Exchange and operating a Level I DR program in the US, hereby apply for an application for amendment to our existing Rule 12g3-2(b) exemption (number given above) for purposes of future electronic publication of the required disclosure documents.

Our disclosure documents can be found on the Company's own website, at www.gkn.com, and also on the website of the London Stock Exchange, at www.londonstockexchange.com. Our documents are generally issued electronically via PRNewswire, and occasionally by RNS; submissions via both of these services (and any other service should it be used from time to time) provide an automatic feed to both of the websites given above.

As a consequence of this letter, I can confirm that no further paper copy documents will be submitted to the SEC as previously required.

If you have any queries concerning this application, please contact Chris Winters in the first instance at chris.winters@gkn.com or by telephone on +44 1527 533383.

Yours faithfully

Judith Felton

Judith Felton
Deputy Company Secretary

dlw 10/29

K:\Compliance\SEC\Cor\2007\10-OCT\23-elec filing applic.doc

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